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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D. C.  20549


                                 SCHEDULE 13 G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.  )*

                         RATIONAL SOFTWARE CORPORATION

                                (NAME OF ISSUER)

                          Common stock, $0.01 par value

                         (TITLE OF CLASS OF SECURITIES)


                                   75409P103

                                 (CUSIP NUMBER)


Check the following box if a fee is being paid with this statement /x/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                  Page 1 of 6.

SEC 1745 (10-88)

- -----------------------                                  ---------------------
  CUSIP NO. 75409P103                   13G                PAGE 2 OF 6 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           FAYEZ SAROFIM
           ###-##-####
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
           U.S.A.

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            844,061

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          172,479
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             844,061

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          1,088,540
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,088,540

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      5.1%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

- ------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                       SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.

                                Schedule 13(G)
                   Under the Securities Exchange Act of 1934



Item 1(a) Name of Issuer:

          Rational Software Corporation

Item 1(b) Address of Issuer's Principal Executive Office:

          2800 San Tomas Expressway
          Santa Clara, California 95051

Item 2(a) Name of Person Filing:

          Fayez Sarofim & Co. and Fayez Sarofim

Item 2(b) Address of Principal Business Office, or if none, Residence:

          2907 Two Houston Center
          Houston, Texas  77010

Item 2(c) Citizenship:

          U. S. A.

Item 2(d) Title of Class of Securities:

          Common stock, $0.01 par value

Item 2(e) CUSIP Number:

          75409P103

Item 3    Filing required pursuant to the Rules 13d-1(b), or 13d-2(b),:

          Fayez Sarofim & Co. is an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940. Fayez Sarofim is Chairman of the Board and President, a director and owner of a majority of the outstanding capital stock of Fayez Sarofim & Co. and may be considered a parent holding company of Fayez Sarofim & Co. within the meaning of Rule 13d-1(b)(1)(ii)(G).

Item 4    Ownership as of December 31, 1994:

     (a)  Amount Beneficially Owned:

           (i) 103,378 shares are held in investment advisory accounts managed by Fayez Sarofim & Co. for numerous clients. Pursuant to its investment advisory contract with its clients, Fayez Sarofim & Co. has full investment discretion with respect to such investment advisory accounts. However, Fayez Sarofim & Co. is not the record owner of any of such shares as such shares are held of record by the respective clients or by trustees or custodians for such clients. The clients are entitled to the economic benefits (dividend payments and sales proceeds) of ownership of such shares. Each client also has the right to terminate its investment advisory relationship with Fayez Sarofim & Co. at any time. Because Fayez Sarofim & Co. has power to dispose, or to direct the disposition of, such shares, it may be deemed to be the beneficial owner of these shares for the purposes of the Rule 13d-3 under the Securities Exchange Act of 1934. Because Fayez Sarofim is Chairman of the Board and President, a director and owner of a majority of the outstanding capital stock of Fayez Sarofim & Co., he may also be deemed to be an indirect beneficial owner of these shares for the purposes of Rule 13d-3.

          (ii) 101,101 shares are owned directly by Fayez Sarofim & Co. for its own account. Because Fayez Sarofim is a controlling person of Fayez Sarofim & Co., he may be deemed to be an indirect beneficial owner of these shares for the purposes of Rule 13d-3.

         (iii) 844,061 shares are owned of record and beneficially by Fayez Sarofim. Fayez Sarofim & Co. has no beneficial ownership of these shares.

     (b)  Percent of Class:

          (i) 0.5% -- as to shares held in accounts managed by Fayez Sarofim & Co. with power to dispose, or to direct the disposition of such shares.

          (ii) 0.5% -- as to shares owned directly by Fayez Sarofim & Co. for its own account.

         (iii) 4.1% -- as to shares owned of record and beneficially by Fayez Sarofim.

     (c) Number of shares as to which Fayez Sarofim has:

           (i) sole power to vote or direct the vote:  884,061 shares.

          (ii) shared power to vote or direct the vote: 172,479 shares. The voting arrangements with respect to the shares held in the various investment advisory accounts mmanaged by Fayez Sarofim & Co. vary. Fayez Sarofim may be deemed to share the voting power possessed by Fayez Sarofim & Co. with respect to the securities held in such accounts by virtue of his control relationship. Accordingly, it is believed that of the 204,479 shares which Mr. Sarofim may be deemed to own beneficially for purposes of Rule 13d-3 (excluding the 884,061 shares which he holds for his own account and has the sole power to vote), he may be deemed to share voting power with respect to not more than 172,479 of such shares. Such voting power may be deemed to be shared with Fayez Sarofim & Co. with respect to securities held in investment advisory accounts managed by Fayez Sarofim & Co. In many cases where securities are held in accounts managed by Fayez Sarofim & Co., voting power may also be deemed to be shared with trustees, other fiduciaries, clients of Fayez Sarofim & Co., or others.

         (iii) sole power to dispose or direct the disposition of:  884,061 shares.

          (iv) shared power to dispose or direct the disposition of: 204,479 shares. Such power may be deemed to be shared with Fayez Sarofim & Co. with respect to securities held in accounts managed by Fayez Sarofim & Co.

Item 5    Ownership of Five Percent or Less of a Class.

          Not Applicable.

Item 6    Ownership of More than Five Percent on Behalf of Another Person.

          Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

          As indicated in Item 3, Fayez Sarofim is Chairman of the Board and President, a director and owner of a majority of the outstanding capital stock of Fayez Sarofim & Co. and may be considered a parent holding company of Fayez Sarofim & Co. Fayez Sarofim & Co. is an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

Item 8    Identification and Classification of Members of the Group.

          Not Applicable.

Item 9    Notice of Dissolution of Group.

          Not Applicable.

Item 10   Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.





Signature.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: February 14, 1995


/s/ Fayez Sarofim
_______________________________________
Signature   Fayez Sarofim